UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Date: June 2020

Commission File Number: 001-37946

Algonquin Power & Utilities Corp.
(Translation of registrant’s name into English)

354 Davis Road
Oakville, Ontario, L6J 2X1, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INCORPORATION BY REFERENCE

This Report on Form 6-K is hereby incorporated by reference into the Registration Statement on Form F-10, File No. 333-236975.

EXPLANATORY NOTE

On June 9, 2020, Algonquin Power & Utilities Corp. (the “Company”) entered into an Amendment No. 1 to the Equity Distribution Agreement (the “Agreement”), dated May 15, 2020, with certain agents named therein (the “Agents”).  The information in this report is qualified by reference to the full text of the Agreement, a copy of which is filed as Exhibit 99.1 to this Report on Form 6-K.

EXHIBIT INDEX

The following exhibits are filed as part of this Form 6-K:

Exhibit	Description

99.1	Amendment No. 1 to Equity Distribution Agreement

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALGONQUIN POWER & UTILITIES CORP.
(registrant)

Date: June 9, 2020	By:	/s/ David Bronicheski
	Name:	David Bronicheski
	Title:	Chief Financial Officer